UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 24, 2024, titled “Rail Vision to Join MxV Rail’s Technology Roadmap Program to Improve Safety and Efficiency of Rail Operations in North America.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on December 24, 2024, titled “Rail Vision to Join MxV Rail’s Technology Roadmap Program to Improve Safety and Efficiency of Rail Operations in North America.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: December 26, 2024	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer